Item 77h - Change in Control of Registrant

Ceasing control of Credit Suisse Emerging Markets Class A

As of October 31, 2006, Merrill Lynch Pierce Fenner & Smith Inc. ("Shareholder") owned 45,710.118 shares of the Fund, which represented 49.28% of the Fund. As of April 30, 2007, Shareholder owned 28,891.839 shares of the Fund, which represents 24.60% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund.